
SEC MAIL
PROCESSING
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MAR 1 4 2007
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SECTION



07005193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 42051 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LIBERTY CAPITAL INVESTMENT CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW 1st Avenue Suite #150
(No. and Street)

Portland (City) OR (State) 97201-5333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary F. Purpura, President 503-225-9393
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beemer, Smith, Munro & Co., LLP
(Name – *if individual, state last, first, middle name*)

10135 SE Sunnyside Road, Suite 140 (Address) Clackamas (City) OR (State) 97015-5732 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Gary F. Purpura, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Capital Investment Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RITA M DEMAS
NOTARY PUBLIC-OREGON
COMMISSION NO. 393695
MY COMMISSION EXPIRES JUNE 23, 2009

Signature

President

Title

2-30-07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Liberty Capital Investment Corporation**
FINANCIAL STATEMENTS
December 31, 2006


Page

Financial Statements

Independent Auditors' Report ........ 1

Form X-17A-5 ........ 2

Statement of Financial Condition ........ 4

Statement of Income (Loss) ........ 6

Statement of Changes in Ownership Equity ........ 7

Statement of Cash Flows ........ 8

Notes to Financial Statements ........ 9

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 ........ 15

Computation of Basic Net Capital Requirement ........ 16

Exemptive Provision Under Rule 15c3-3 ........ 17

Reconciliation of the Computation of Net Capital Under Rule 15c3-1 ........ 18

Independent Auditor's Report on Internal Control ........ 19


BSM

Beemer, Smith, Munro & Co., LLP
*Certified Public Accountants and Business Advisors*

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
**Liberty Capital Investment Corporation**

We have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation (the Company) as of December 31, 2006, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental section at pages 12 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beemer, Smith, Munro & Co., LLP

Beemer, Smith, Munro & Co., LLP
February 20, 2007



10135 SE Sunnyside Road
Suite 140
Clackamas, OR 97015

www.bsmco.com

principa | alliance MEMBER

Phone: 503-656-6900
Toll Free: 866-341-2800
Fax: 503-656-6910

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|---|---|
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

**(Financial and Operational Combined Uniform Single Report)**

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER
Liberty Capital Investment Corporation [13]

SEC FILE NO.
8-42051 [14]

FIRM I.D. NO.
25706 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
1800 SW 1st Avenue Suite 150 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/06 [24]

Portland [21] OR [22] 97201 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY)
12/31/06 [25]

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**
Gary F. Purpura [30]

**(Area Code) — Telephone No.**
503-225-9393 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28 day of February 20 07
Manual signatures of:
1) ______________________
Principal Executive Officer or Managing Partner
2) ______________________
Principal Financial Officer or Partner
3) ______________________
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1696 (02-03) 1 of 16

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Beemer, Smith, Munro & Co., LLP [70]

ADDRESS

| 10135 SE Sunnyside Rd #140 [71] | Clackamas [72] | OR [73] | 97015 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION **N 3** [100]

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-42051 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 143,362 | 200 | | | $ 143,362 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | 40,591 | 295 | | | | |
| B. Other | 11,335 | 300 | $ | 550 | 51,926 | 810 |
| 3. Receivable from non-customers | -0- | 355 | | 600 | -0- | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | 181,958 | 424 | | | | |
| E. Spot commodities | | 430 | | | 181,958 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ ______ [130] | | | | | | |
| B. At estimated fair value | | 440 | -- | 610 | -- | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ______ [150] | | | | | | |
| B. Other securities $ ______ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ ______ [170] | | | | | | |
| B. Other securities $ ______ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ______ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | -0- | 490 | 11,118 | 680 | 11,118 | 920 |
| 11. Other assets | -0- | 535 | 18,051 | 735 | 18,051 | 930 |
| 12. TOTAL ASSETS | $ 377,246 | 540 | $ 29,169 | 740 | $ 406,415 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION as of 12/31/06

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

**LIABILITIES AND OWNERSHIP EQUITY**

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 1560 |
| B. Other | | 1115 | | 1305 | | 1540 |
| 15. Payable to non-customers | | 1155 | | 1355 | | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | 59,198 | 1205 | -0- | 1385 | 59,198 | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | | 1211 | | 1390 | | 1700 |
| 19. E. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 1710 |
| 1. from outsiders $ [970] | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | 1420 | | 1730 |
| 1. from outsiders $ [1000] | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ 59,198 | 1230 | $ -0- | 1450 | $ 59,198 | 1760 |

**Ownership Equity**

|  |  |  |
|---|---|---|
| 21. Sole Proprietorship | $ | 1770 |
| 22. Partnership (limited partners) ($ [1020]) | | 1780 |
| 23. Corporation: | | |
| A. Preferred stock | | 1791 |
| B. Common stock | 18,634 | 1792 |
| C. Additional paid-in capital | 10,116 | 1793 |
| D. Retained earnings | 318,467 | 1794 |
| E. Total | 347,217 | 1795 |
| F. Less capital stock in treasury | ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | $ 347,217 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | $ 406,415 | 1810 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION

For the period (MMDDYY) from 01/01/06 [3932] to 12/31/06 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

**REVENUE**

| Item | | Amount | Code |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | 111,895 | 3935 |
| b. Commissions on listed option transactions | 25 | 2,272 | 3938 |
| c. All other securities commissions | | 147,307 | 3939 |
| d. Total securities commissions | | 261,474 | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 31,324 | 3952 |
| 4. Profit (loss) from underwriting and selling groups | 26 | | 3955 |
| 5. Revenue from sale of investment company shares | | 354,871 | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 1,737 | 3975 |
| 8. Other revenue | | 2,928 | 3995 |
| 9. Total revenue | $ | 652,334 | 4030 |

**EXPENSES**

| Item | | | Amount | Code |
|---|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | | 265,337 | 4120 |
| 11. Other employee compensation and benefits | | | 167,057 | 4115 |
| 12. Commissions paid to other broker-dealers | | | 24,501 | 4140 |
| 13. Interest expense | | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | [4070] | | | |
| 14. Regulatory fees and expenses | | | | 4195 |
| 15. Other expenses | | | 152,812 | 4100 |
| 16. Total expenses | | $ | 609,707 | 4200 |

**NET INCOME**

| Item | | | Amount | Code |
|---|---|---|---|---|
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ | 42,627 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | 28 | 4,045 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | | 4222 |
| a. After Federal income taxes of | [4338] | | | |
| 20. Extraordinary gains (losses) | | | | 4224 |
| a. After Federal income taxes of | [4239] | | | |
| 21. Cumulative effect of changes in accounting principles | | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ | 38,582 | 4230 |

**MONTHLY INCOME**

|  | |  |  |
|---|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | (9,797) | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION

For the period (MMDDYY) from 01/01/06 to 12/31/06

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 349,835 | 4240 |
| A. Net income (loss) | | | 38,582 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | 41,200 | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 347,217 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | 30 $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES

**Liberty Capital Investment Corporation**
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

| | |
|---|---|
| NET CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 38,582 |
| Noncash expenses, revenues, losses and gains included in net income: | |
| --Depreciation | 1,545 |
| --Unrealized (gain) loss on investments | ( 14,475) |
| --(Gain) loss on sale of investments | ( 5,850) |
| --(Gain) loss on sale of assets | 121 |
| (Increase) decrease in: | |
| --Mutual fund commission receivable | ( 1,322) |
| --First Southwest receivable | 8,070 |
| --Prepaid income tax | 771 |
| --Prepaid expenses | ( 7,513) |
| Increase (decrease) in: | |
| --Deferred taxes | 3,285 |
| --Accounts payable | ( 1,662) |
| --Accrued liabilities | 2,972 |
| --Accrued income tax | ( 15) |
| Net Cash Provided from Operating Activities | 24,509 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Cash outflows for purchase of fixed assets | ( 10,079) |
| Cash outflows for purchase of investments | ( 27,636) |
| Proceeds from sale of investments | 12,000 |
| Net Cash Provided from Investing Activities | ( 25,715) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Dividends paid | ( 41,200) |
| Proceeds from stock issuance | -- |
| Net Cash Used in Financing Activities | ( 41,200) |
| Net Increase (Decrease) in Cash and Cash Equivalents | ( 42,406) |
| CASH AND CASH EQUIVALENTS, beginning of year | 185,768 |
| CASH AND CASH EQUIVALENTS, end of year | $ 143,362 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | |
| Cash paid during the year for: | |
| Income taxes | $ 4,326 |

LIBERTY CAPITAL INVESTMENT CORPORATION
Portland, Oregon

Notes to Financial Statements
December 31, 2006

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989 in Oregon. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934.

Revenue Recognition

Customers' security transactions are recorded on a settlement date basis with related commission income and expense recorded on a trade date basis.

Investments

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes cash on hand, cash in banks and cash equivalents. Cash equivalents include all highly liquid investment instruments purchased with a maturity of three months or less.

The Company uses the indirect method of reporting cash flows.

Deferred Income Taxes

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

Advertising

Advertising costs are generally charged to operations in the year incurred and totaled $333 in 2006.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Accounts receivable from brokers, dealers and clearing organization result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C: INVESTMENT SECURITIES

Marketable securities owned at December 31, 2006 consist of investment securities at quoted market values.

| Readily marketable (allowable): | |
|---|---|
| Corporate stocks | $118,022 |
| Stock and bond mutual funds | 63,936 |
| | $181,958 |

NOTE D: FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2006, fixed assets consist of:

| | 2006 |
|---|---|
| Furniture and fixtures | $ 16,603 |
| Leasehold improvements | 1,530 |
| | 18,133 |
| Less: Accumulated depreciation | ( 7,015) |
| | $ 11,118 |

Depreciation expense was $1,545 for the year ended December 31, 2006.

NOTE E: CAPITAL STOCK

Capital stock at December 31, 2006 consists of:

| | |
|---|---|
| 20,000 shares of no par value common stock authorized, 10,300 issued and outstanding. | $ 18,634 |

NOTE F: INCOME TAXES

The components of the provision for corporate income tax are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 1,764 | $ 2,281 | $ 4,045 |
| State and local | 3,318 | 1,004 | 4,322 |
| Total Provision | $ 5,082 | $ 3,285 | $ 8,367 |

Net deferred tax assets (liability) as of December 31, 2006 consist of the following:

| | Assets | Liabilities | Total |
|---|---|---|---|
| Current: | | | |
| Federal | $ 156 | $ 2,171 | $(2,015) |
| State | 69 | 955 | ( 886) |
| | 225 | 3,126 | (2,901) |
| Noncurrent: | | | |
| Federal | $ -- | $ 1,441 | $(1,441) |
| State | -- | 634 | ( 634) |
| | -- | 2,075 | (2,075) |
| Total | $ 225 | $ 5,201 | $(4,976) |

NOTE G: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $287,759, which was $282,759 in excess of its required net capital of $5,000. The Company's net capital ratio was .206 to 1.

NOTE H: RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $8,000 ($9,000 if age 50 or older). The company must match dollar-for-dollar the employee elective deferrals up to 3% of wage up to $6,000 or contribute 2% of wage up to $4,000 for all employees. The contribution made for the year ended December 31, 2006 was $3,762.

NOTE I: STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

NOTE J: LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006 for lease of office space and parking. The agreement calls for monthly payments of $3,375.00 for office space until July 1, 2007, when it will increase to $3,476.25. The rent will be free for July and August 2008, increasing to $3,581.25 for September through June 2009. The rent for July and August 2009 will be free, increasing to $3,686.25 for September through June 2010. Rent for July and August 2010 will again be free, increasing to $3,789.75 for the remainder of the lease. Parking is at the current market rate, which is currently $164 per parking space. The agreement expires June 30, 2011.

The future lease commitments are summarized as follows:

| Year | Lease Commitment |
|---|---|
| 2007 | $ 41,108 |
| 2008 | 35,183 |
| 2009 | 36,233 |
| 2010 | 37,277 |
| 2011 | 22,739 |
| | $172,540 |

Total rent expense including parking for 2006 was $41,413.

NOTE K: CONCENTRATIONS OF CREDIT RISK

The Company has cash and money market fund deposits at financial institutions in excess of the Federally insured limits. The amount at risk at December 31, 2006 is $86,558. The Company does business primarily in Portland, Oregon and surrounding metropolitan area.



SUPPLEMENTAL INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION as of 12/31/06

### COMPUTATION OF NET CAPITAL

| Line | Item | | Code | Amount | Code |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 347,217 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | [19] ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 347,217 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 347,217 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | [17] $ 29,169 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 29,169 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | [20] $ 318,048 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | [18] | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | 29,022 | 3734 | | |
| | D. Undue Concentration | 1,267 | 3650 | | |
| | E. Other (List) | | 3736 | ( 30,289 ) | 3740 |
| 10. | Net Capital | | | $ 287,759 | 3750 |

[30]

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION as of 12/31/06

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 3,947 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 282,759 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 22 $ | 281,839 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 59,198 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | 21 $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 59,198 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 20.6 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 23 $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION as of 12/31/06

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
  A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .......... [4550]
  B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .......... [4560]
  C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
     Name of clearing firm 30 First Southwest Company 8-001523 [4335] [4570]
  D. (k)(3) — Exempted by order of the Commission (include copy of letter) .......... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| 32 | [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| 33 | [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| 34 | [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| 35 | [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| | | | Total $ 36 | [4699] | | |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

**Liberty Capital Investment Corporation**
Reconciliation of the Computation of Net Capital Under Rule 15c3-1
As of December 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2006)

| | |
|---|---|
| Total ownership equity from statement of Financial Condition, as reported in Company's Part II FOCUS report (Unaudited) | $ 344,642 |
| Change in cash | 106,913 |
| Change in receivables from brokers or dealers | 11,335 |
| Change in receivables from non-customers | ( 11,335) |
| Change in market value of other securities | (106,775) |
| Change in cost of investments not readily marketable | -- |
| Change in other assets | 29 |
| Change in fixed assets and accumulated depreciation (non-allowable assets) | ( 114) |
| Change in accounts payable, accrued liabilities, expenses and other | 2,522 |
| **Total ownership equity per audit** | $ 347,217 |
| | |
| Net capital, as reported in Company's Part II FOCUS report (Unaudited) | $ 283,718 |
| Audit adjustments to increase accrued expenses | 2,522 |
| (Increase) decrease in non-allowable assets | 85 |
| (Increase) decrease in haircuts on securities | 2,648 |
| Undue concentration haircut | ( 1,267) |
| Other audit adjustments - net | 53 |
| **Net capital per audit** | $ 287,759 |



Beemer, Smith, Munro & Co., LLP
*Certified Public Accountants and Business Advisors*

The Board of Directors
**Liberty Capital Investment Corporation**

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Capital Investment Corporation (the Company), as of and for the year ended December 31, 2006, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

10135 SE Sunnyside Road
Suite 140
Clackamas, OR 97015

www.bsmco.com





Phone: 503-656-6900
Toll Free: 866-341-2800
Fax: 503-656-6910

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Beemer, Smith, Munro & Co., LLP

Beemer, Smith, Munro & Co., LLP
February 20, 2007



END